

June 15, 2012

Via E-mail
Mr. Marc D. Hamburg
Senior Vice President and Principal Financial Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska   68131

Re: Berkshire Hathaway Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-14905

Dear Mr. Hamburg:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
(2) Significant Business Acquisitions, page 73

1. Please provide us proposed revised disclosure to be included in future periodic reports that removes the reference to the purchase method with respect to your March 13, 2011 acquisition of Lubrizol and your February 12, 2010 acquisition of BNSF. Please refer to ASC Topic 805 that requires the application of the acquisition method. In your proposed disclosure please:
    - Remove reference to the allocation of the purchase price. Under ASC Topic 805, assets acquired and liabilities assumed are generally recorded at their fair values.
    - Indicate that goodwill for your acquisitions represents the excess of the fair value of the consideration paid over the fair value of the identified net assets acquired.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief